Exhibit 21.1
Subsidiaries of the Registrant
The subsidiaries of the Registrant, excluding
those which, considered in the aggregate as
a single subsidiary, would not constitute a
significant subsidiary as of July 31, 2010, are:
Airstream, Inc. (a Nevada corporation)
DS Corp. dba CrossRoads RV (an Indiana corporation)
Damon Corporation (a Delaware corporation)
Dutchmen Manufacturing, Inc. (a Delaware corporation)
Four Winds International, Inc. (a Delaware corporation)
Komfort Corp. (a Delaware corporation)
Keystone RV Company (a Delaware corporation)
ElDorado National California, Inc. (a California corporation)
ElDorado National Kansas, Inc. (a Kansas corporation)
Champion Bus, Inc. (a Delaware corporation)
General Coach America, Inc. (a Delaware corporation)
Goshen Coach, Inc. (an Indiana corporation)
SJC Industries, Corp. (an Indiana corporation)
Thor Tech, Inc. (a Nevada corporation)
Thor CC, Inc. (a Delaware corporation)